 **Southwestern Energy
Company**

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES FAYETTEVILLE SHALE PLAY IN ARKOMA BASIN

Houston, Texas – August 17, 2004...Southwestern Energy Company (NYSE: SWN) today announced that it is currently testing a new shale gas play on the Arkansas side of the Arkoma Basin. The company is drilling test wells targeting the Fayetteville Shale, an unconventional gas reservoir, ranging in depths from 1,500 to 6,500 feet. The Fayetteville Shale is a Mississippian-age shale that is the geologic equivalent of the Caney Shale found on the Oklahoma side of the Arkoma Basin and the Barnett Shale found in north Texas. The company has increased its acreage position in the area from 343,351 net undeveloped acres at December 31, 2003, included in the "New Ventures" acreage disclosed in the company's 2003 Form 10-K, to approximately 455,000 net undeveloped acres today.

"We are clearly in the lead on this new shale play, having acquired leases on 455,000 net undeveloped acres. We also control approximately 120,000 net developed acres in our traditional 'Fairway' area of the basin that is held by conventional production," stated Harold M. Korell, President and Chief Executive Officer of Southwestern Energy.   "The undeveloped acreage was acquired at an average cost of approximately $40.00 per acre and the average primary lease term is over nine years. We believe that this acreage offers prospective drilling and production opportunities that, if successful, could have a significant positive impact on our company."

During 2002, the company obtained core samples of the Fayetteville Shale associated with the drilling of development wells in its conventional Fairway drilling program. The samples were analyzed for the critical shale properties associated with successful shale gas plays. The analyses indicated encouraging data relative to total organic content, thermal maturity and total gas content which Southwestern believes compare favorably to other productive shale gas plays, including the Barnett Shale. These analyses, along with an extensive geologic mapping project, were the basis for commencement of the company's leasing efforts in early 2003.

In early 2004, the company drilled two wells to sample the shale in areas with less well control and, in June, initiated a pilot well drilling program. Southwestern has recently drilled and completed four vertical wells in the Fayetteville Shale. The test wells are located in Franklin, Conway and Van Buren counties in Arkansas. The Fayetteville Shale was present as predicted by prior mapping across the tested area and appears to be laterally extensive, ranging in thickness from 50 to 325 feet. The four wells have responded to fracture stimulation treatments and have shown preliminary production rates in the range of 150 to 500 Mcf per day after ten to twenty days of testing.

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To date, Southwestern has invested approximately $18.5 million to acquire leasehold in the play area, including $11.0 million expended during 2003. During 2004, Southwestern plans to invest a total of approximately $20.0 million in this new shale play, including approximately $8.5 million allocated to drill approximately 20 test wells in the play area.

Korell continued, "Although there is a significant amount of data yet to be collected in order to confirm the economic merit of the play, we are encouraged by what we have seen to this point. Through the remainder of this year, we will continue drilling test wells to delineate the aerial extent of the shale and the optimal completion techniques. If our testing yields positive results, we expect that our activity in the play would increase significantly over the next several years."

Southwestern has scheduled a teleconference on Wednesday, August 18, 2004, at 10:00 a.m. Eastern to discuss its Fayetteville Shale play in more detail. The transcript of the teleconference will be submitted on Form 8-K to the Securities and Exchange Commission following the teleconference. The teleconference will also be webcast over the Internet and can be accessed at the company's website: http://www.swn.com. The toll-free number for the teleconference is 888-202-2422 and the reservation number is 966048.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering, transmission, and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley**   **Brad D. Sylvester, CFA**
                          Executive Vice President   **Manager, Investor Relations**
                          and Chief Financial Officer   **(281) 618-4897**
                          (281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, the timing and extent of changes in commodity prices for gas and oil, the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays, the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position, the timing and extent of the company's success in discovering, developing, producing and estimating reserves, property acquisition or divestiture activities that may occur, the effects of weather and regulation on the company's gas distribution segment, increased competition, the impact of federal, state and local government regulation, the financial impact of accounting regulations and critical accounting policies, changing market conditions and prices, the comparative cost of alternative fuels, conditions in capital markets and changes in interest rates, availability of oil field personnel, services, drilling rigs and other equipment, as well as various other factors beyond the company's control, and any other factors listed in the reports the company has filed with the Securities and Exchange Commission. A discussion of these and other factors affecting the company's performance is included in the company's periodic reports filed with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2003. Unless otherwise required by applicable securities laws, the company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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